UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-38665

CooTEK (CAYMAN) INC.

11F, T2, NO.16, Lane 399, Xinlong Road

Minhang District, Shanghai, 201101

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Explanatory Note

This current report on Form 6-K was filed in connection with the resignation (the “Resignation”) of Duane Ziping Kuang and Jim Jian Wang as directors of CooTek (Cayman) Inc. (the “Company”), effective December 31, 2023. The Resignation was not due to any disagreement with the Company regarding its business, finance, accounting and/or any other affairs.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COOTEK (CAYMAN) INC.

By:	/s/ Karl Kan Zhang
	Name:	Karl Kan Zhang
	Title:	Chairman of the Board of Directors, Chief Technology Officer and Acting Chief Financial Officer

Date : January 2, 2024